                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934



                              CIPSCO INCORPORATED
                              -------------------
                               (Name of Issuer)

                        Common Stock, without par value
                        -------------------------------
                        (Title of Class of Securities)

                                   125539106
                                --------------
                                (CUSIP Number)


                               James C. Thompson
                                   Secretary
                             Union Electric Company
                              1901 Chouteau Avenue
                           St. Louis, Missouri  63103
                                (314) 621-3222
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                    Copy to:

                              Seth A. Kaplan, Esq.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                           New York, New York  10019
                                 (212) 403-1000

                                August 11, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(b)(3) or (4), check the following box: [ ]

          Check the following box if a fee is being paid with this statement:
[X]

CUSIP No. 125539106

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

          Union Electric Company
          I.R.S. Identification No. 43-0559760

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) ______
               (b) ______

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC/OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                      N/A
                                     -------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

                    6,779,838/*/


8.   SHARED VOTING POWER

                    0

9.   SOLE DISPOSITIVE POWER

                    6,779,838/*/



-------------------
/*/  Beneficial ownership disclaimed.  See Item 5 below.

 10. SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,779,838/*/


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                      N/A
                                     -------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                    19.9%

14.  TYPE OF REPORTING PERSON

                    CO


-----------------
/*/  Beneficial ownership disclaimed.  See Item 5 below.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, without par value (the "CIPSCO Common Stock"), of CIPSCO Incorporated, an Illinois corporation (the "Company"). The principal executive offices of the Company are located at 607 East Adams Street, Springfield, Illinois 62739.

Item 2.   Identity and Background.
          -----------------------

          (a)-(c) and (f) This statement is being filed by Union Electric Company, a Missouri corporation ("Union Electric"). The principal executive offices of Union Electric are located at 1901 Chouteau Avenue, St. Louis, Missouri 63103.

          Union Electric is predominantly an operating public utility engaged in the generation, transmission and distribution of electricity throughout a 24,500 square mile service area and the transportation and distribution of natural gas in approximately 90 communities within this area. Union Electric serves customers in Missouri and Illinois.

          As to each of the executive officers and directors of Union Electric, the name, business address, present principal occupation or employment and the name and principal address of any corporation or other organization in which such employment is indicated, are set forth on Schedule I hereto. Each of such persons is a citizen of the United States.

          (d) During the last five years, neither Union Electric nor, to the best of Union Electric's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Union Electric nor, to the best of Union Electric's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Concurrent with entering into the Merger Agreement (as defined in Item 4 below), Union Electric was granted the Option (as defined in Item 4 below). None of the triggering events permitting exercise of the Option have occurred as of the date of this Schedule 13D. In the event that the Option becomes exercisable and Union Electric wishes to purchase for cash the CIPSCO Common Stock subject thereto, Union Electric will fund the exercise price from working capital or through other sources, which could include borrowings.

 Item 4.  Purpose of Transaction.
          ----------------------

          Union Electric, the Company, Arch Holding Corp., a Missouri corporation 50% owned by each of Union Electric and the Company ("Holdings") and Arch Merger Inc., a Missouri corporation and a wholly owned subsidiary of Holdings ("Merger Sub") have entered into an Agreement and Plan of Merger, dated as of August 11, 1995 (the "Merger Agreement"), which provides for a strategic business combination involving Union Electric and the Company (the "Transaction"). The Transaction is expected to close shortly after all of the conditions to the consummation of the Transaction, including obtaining applicable regulatory approvals, are met or waived. The regulatory approval process is expected to take approximately 12 to 18 months.

          In the Transaction, Holdings, which is a newly formed holding company, will become the parent of both Union Electric and Central Illinois Public Service Company, the Company's principal operating subsidiary. Holdings will be registered under the Public Utility Holding Company Act of 1935, as amended. Holdings is expected to be renamed prior to consummation of the Transaction.

          The Merger Agreement is incorporated herein by reference to Exhibit 2(a) to Union Electric's Quarterly Report on Form 10-Q/A, Amendment No. 1, for the quarter ended June 30, 1995, which was filed with the Securities and Exchange Commission (the "SEC") on August 15, 1995. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

          Under the terms of the Merger Agreement, Merger Sub will be merged with and into Union Electric, with Union Electric as the surviving corporation, and the Company will be merged with and into Holdings, with Holdings as the surviving corporation (such transactions, the "Mergers"). As a result of the Mergers, (i) each outstanding share of common stock, par value $5.00 per share ("UE Common Stock"), of Union Electric (other than shares with respect to which dissenters' rights are perfected under applicable state laws, and other than shares owned as treasury stock or otherwise directly or indirectly owned by Union Electric, the Company, or any of their respective wholly owned subsidiaries, which shares will be cancelled) will be converted into the right to receive one share of common stock, par value $.01 per share, of Holdings ("Holdings Common Stock"), (ii) each outstanding share of preferred stock, without par value, of Union Electric (other than shares with respect to which dissenters' rights have been perfected under applicable state laws, and other than shares owned as treasury stock or otherwise directly or indirectly owned by Union Electric, the Company, or any of their respective wholly owned subsidiaries, which shares will be cancelled) will remain outstanding and unchanged and (iii) each share of CIPSCO Common

Stock (including shares with respect to which dissenters' rights are perfected under applicable state laws, but excluding shares owned as treasury stock or otherwise directly or indirectly owned by Union Electric, the Company, or any of their respective subsidiaries, which shares will be cancelled) will be converted into the right to receive 1.03 shares of Holdings Common Stock (or cash in lieu of fractional shares otherwise deliverable in respect thereof).

          As of the date of the Merger Agreement, there were 102,123,834 shares of UE Common Stock outstanding and 34,069,542 shares of CIPSCO Common Stock outstanding. Based on such capitalization, the Transaction would result in the common shareholders of Union Electric receiving approximately 74.4% of the common equity of Holdings and the common shareholders of the Company owning approximately 25.6% of the common equity of Holdings. The outstanding shares of preferred stock of Union Electric will remain outstanding and be unchanged in the Transaction and will continue to represent preferred stock of the surviving corporation in the merger between Union Electric and Merger Sub.

          The Transaction is subject to customary closing conditions, including, without limitation, the receipt of required shareholder approvals of the Company and Union Electric; and the receipt of all necessary governmental approvals and the making of all necessary governmental filings, including appro-vals of state utility regulators in Missouri and Illinois, the approval of the Federal Energy Regulatory Commission, the SEC, the Nuclear Regulatory Commission, and the filing of the requisite notification with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of the applicable waiting period thereunder. The Transaction is also subject to receipt of opinions of counsel that the Transaction will qualify as a tax-free reorganization, and of assurances from the parties' independent accountants that the Transaction will qualify as a pooling of interests for accounting purposes. In addition, the Transaction is conditioned upon the effectiveness of a registration statement to be filed by Holdings with the SEC with respect to the shares of Holdings Common Stock to be issued in the Transaction and the approval for listing of such shares on the New York Stock Exchange. Shareholder meetings to vote upon the Transaction will be convened as soon as practicable and are expected to be held by the end of the fourth quarter of 1995.

          The Merger Agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending the consummation of the Transaction. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase dividends on common stock beyond specified levels, and may not issue any capital stock beyond certain limits. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness, certain increases in employee compensation and benefits, and affiliate transactions.

          The Merger Agreement provides that, after the effectiveness of the Mergers (the "Effective Time"), the corporate headquarters and principal executive offices of Holdings will be located in St. Louis, Missouri. Holdings' Board of Directors will consist of a total of 15 directors, 10 of whom will be designated prior to the Effective Time by Union Electric and 5 of whom will be designated prior to the Effective Time by the Company. At the Effective Time, Mr. Charles W. Mueller, the current President and Chief Executive Officer of Union Electric, will serve as Chairman and Chief Executive Officer of Holdings, and Mr. Clifford L. Greenwalt, the current President and Chief Executive Officer of the Company, will serve as Vice Chairman of Holdings.

          The Merger Agreement may be terminated under certain circumstances, including (1) by mutual consent of the parties; (2) by any party if the Transaction is not consummated by August 11, 1997 (provided, however, that such termination date shall be extended to February 11, 1998 if all conditions to closing the Transaction, other than the receipt of certain consents and/or statutory approvals by any of the parties, have been satisfied by August 11,
1997); (3) by any party if either Union Electric's or the Company's shareholders vote against the Transaction or if any state or federal law or court order prohibits the Transaction; (4) by a non-breaching party if there exist breaches of any representations or warranties contained in the Merger Agreement as of the date thereof, which breaches, individually or in the aggregate, would result in a material adverse effect on the breaching party and which is not cured within twenty (20) days after notice; (5) by a non-breaching party if there occur breaches of specified covenants or material breaches of any covenant or agreement (including those contained in the Stock Option Agreements (as hereinafter defined)), which are not cured within twenty (20) days after notice;
(6) by either party if the Board of Directors of the other party shall withdraw or adversely modify its recommendation of the Transaction or shall approve any competing transaction; (7) by either party, under certain circumstances, as a result of a third-party tender offer or business combination proposal which such party, pursuant to its directors' fiduciary duties, is, in the opinion of such party's counsel and after the other party has first been given an opportunity to make concessions and adjustments in the terms of the Merger Agreement, required to accept or; (8) by either party if a third party acquires securities representing greater than 50% of the voting power of the outstanding voting securities of such other party or if individuals who as of the date of the Merger Agreement constitute the board of directors of such other party (or replacements nominated and/or elected by a majority of such directors) cease for any reason to constitute a majority of the board of directors of such party then in office.

          The Merger Agreement provides that if a breach described in clause (4) or (5) of the previous paragraph occurs, then, if such breach is not willful, the non-breaching party is entitled to reimbursement of its out-of-pocket expenses, not to exceed $10 million. In the event of a willful breach, the non-breaching party will be entitled to its out-of-pocket expenses (which shall not be limited to $10 million) and any remedies it may have at law or in equity, provided that if, at the time of the breaching party's willful breach, there shall have been a third party tender offer or business combination proposal which shall not have been rejected by the breaching party and withdrawn by the third party, and within two and one-half years of any termination by the non-breaching party, the breaching party accepts an offer to consummate or consummates a business combination with such third party, then such breaching party, upon the signing of a definitive agreement relating to such a business combination, or, if no such agreement is signed then at the closing of such business combination, will pay to the non-breaching party an additional fee equal to $30 million. The Merger Agreement also requires payment of a termination fee of $30 million (and reimbursement of out-of-pocket expenses) by one party (the "Payor") to the other in certain circumstances, if
(i) the Merger Agreement is terminated (x) as a result of the acceptance by the Payor of a third-party tender offer or business combination proposal, (y) following a failure of the shareholders of the Payor to grant their approval to the Transaction or (z) as a result of the Payor's material failure to convene a shareholder meeting, distribute proxy materials and, subject to its board of directors' fiduciary duties, recommend the Transaction to its shareholders; and
(ii) at the time of such termination or prior to the meeting of such party's shareholders there shall have been a third-party tender offer or business combination proposal which shall not have been rejected by the Payor and withdrawn by such third party; and (iii) within two and one-half years of any such termination described in clause (i) above, the Payor accepts an offer to consummate or consummates a business combination with such third party. Such termination fee and out-of-pocket expenses referred to in the previous sentence shall be paid upon the signing of a definitive agreement between the Payor and the third party, or, if no such agreement is signed, then at the closing of such third-party business combination. The termination fees payable by Union Electric or the Company under these provisions and the aggregate amount which could be payable by Union Electric or the Company upon a required purchase of the options granted pursuant to the Stock Option Agreements (as defined below) may not exceed $50 million in the aggregate.

          It is anticipated that Holdings will adopt Union Electric's dividend payment level adjusted for the exchange ratio. The Merger Agreement provides that the Articles of Incorporation and the Bylaws of the Company will be amended in a manner to be agreed between Union Electric and the Company.

          Concurrently with entering into the Merger Agreement, the Company and Union Electric entered into stock option agreements pursuant to which, for no additional consideration, (i) the Company granted to Union Electric an irrevocable option to purchase under certain circumstances up 6,779,838 shares of CIPSCO Common Stock (which equals approximately 19.9% of the number of shares of CIPSCO Common Stock outstanding on August 11, 1995) (the "CIPSCO Stock Option Agreement") and (ii) Union Electric granted to the Company an irrevocable option to purchase under certain circumstances up to 6,983,233 shares of UE Common Stock (which equals approximately 6.84% of the number of shares of UE Common Stock outstanding on August 11, 1995) (the "UE Stock Option Agreement" and, together with the CIPSCO Stock Option Agreement, the "Stock Option Agreements"). Under the CIPSCO

Stock Option Agreement, the Company granted Union Electric an irrevocable option to purchase (the "Option") up to 6,779,838 shares (subject to adjustment for changes in capitalization) of CIPSCO Common Stock at an exercise price of $37.02 per share if the Merger Agreement becomes terminable under certain circumstances by Union Electric. The exercise price is payable, at Union Electric's election, in cash or shares of UE Common Stock. If the Option becomes exercisable, Union Electric may request the Company to repurchase from Union Electric all or any portion of the Option (or if the Option is exercised, to repurchase from Union Electric all or any portion of the acquired shares of CIPSCO Common Stock) at the price specified in the CIPSCO Stock Option Agreement.

          Each party to the Stock Option Agreements agreed to vote, prior to August 11, 2000, any shares of the capital stock of the other party acquired pursuant to the Stock Option Agreements or otherwise beneficially owned by such party on each matter submitted to a vote of shareholders of such other party for and against such matter in the same proportion as the vote of all other shareholders of such other party is voted for and against such matter.

          The Stock Option Agreements provide that, prior to August 11, 2000, neither party may sell, assign, pledge or otherwise dispose of or transfer the shares it acquires pursuant to the Stock Option Agreements (collectively, the "Restricted

Shares") except as specifically provided for in the Stock Option Agreements. In addition to the repurchase rights mentioned above, subsequent to the termination of the Merger Agreement, the parties have the right to have such shares of the other party registered under the Securities Act of 1933 for sale in a public offering, unless the issuer of the shares elects to repurchase them at their then market value. The Stock Option Agreements also provide that, following the termination of the Merger Agreement, either party may sell any Restricted Shares pursuant to a tender or exchange offer approved or recommended, or otherwise determined to be fair and in the best interests of such other party's shareholders, by a majority of the Board of Directors of such other party.

          The Stock Option Agreements are incorporated herein by reference to Exhibits 10(a) and 10(b) of Union Electric's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995. The description of the Stock Option Agreements set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Stock Option Agreements.

          Pursuant to a Confidentiality Agreement dated as of June 21, 1995 between Union Electric and the Company (the "Confidentiality Agreement"), the parties thereto have agreed, among other things, that for a period of two years from the date of the Confidentiality Agreement (the "Restricted Period"), neither party to the Confidentiality Agreement will propose or enter into or agree to enter into, directly or indirectly, (i) any form of business combination, acquisition or other transaction relating to the other party or (ii) any form of restructuring, recapitalization or similar transaction with respect to the other party. In addition, pursuant to the Confidentiality Agreement, Union Electric and the Company have agreed that, during the Restricted Period, neither party to the Confidentiality Agreement will, singly or with any other person or directly or indirectly, (1) acquire, or offer, propose or agree to acquire any voting securities of the other party, (2) make or participate in any solicitation of proxies with respect to such voting securities, (3) become a participant in any election contest with respect to the other party, (4) seek to influence any person with respect to the voting or disposition of any such voting securities, (5) demand a copy of the other party's list of stockholders or its other books and records, (6) participate in or encourage the formation of any partnership, syndicate or other group that owns or seeks or offers to acquire beneficial ownership of any such voting securities or that seeks to affect control of the other party or for the purpose of circumventing any provision of the Confidentiality Agreement or (7) otherwise act (including by providing financing for another person) to seek or to offer to control or influence, in any manner, the management, Board of Directors or policies of the other party, provided, however, that the foregoing restrictions will cease to be binding as to a party if the other party becomes the subject of an Acquisition Proposal (as hereinafter defined) from an entity not a party to the Confidentiality Agreement. In addition, subject to certain exceptions, until such time as a party has told the other party in writing that discussions with respect to the Transaction have terminated, neither party to the Confidentiality Agreement nor its representatives will (a) initiate, encourage or solicit, directly or indirectly, the making of any proposal or offer to acquire all or any material part of the business and properties or capital stock of such party, whether by merger, purchase of assets, tender offer or otherwise (an "Acquisition Proposal"), or initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting or initiating any Acquisition Proposal, (b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, an Acquisition Proposal, or (c) initiate, encourage or solicit, directly or indirectly, the making of any proposal or offer to acquire all or any material part of the business and properties or capital stock of any person or group (other than the other party) engaged in a business that is competitive with the business of either party, whether by merger, purchase of assets, tender offer or otherwise. The Confidentiality Agreement is filed as an Exhibit to this Schedule 13D and is incorporated herein by reference. The description of the Confidentiality Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Confidentiality Agreement.

          Except as set forth in this Item 4, the Merger Agreement or the CIPSCO Stock Option Agreement, neither Union Electric nor, to the best of Union Electric's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)-(b) By reason of its execution of the CIPSCO Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Union Electric may be deemed to have sole voting and dispositive power with respect to the CIPSCO Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 6,779,838 shares of CIPSCO Common Stock, or approximately 19.9% of the CIPSCO Common Stock outstanding on August 11, 1995 assuming exercise of the Option. However, Union Electric expressly disclaims any beneficial ownership of the 6,779,838 shares of CIPSCO Common Stock which are obtainable by Union Electric upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof. Furthermore, even if events did occur which rendered the Option exercisable, Union Electric believes it would be a practical impossibility to obtain the regulatory approvals necessary to acquire shares of CIPSCO Common Stock pursuant to the Option within 60 days.

          Except as set forth above, neither Union Electric nor, to the best of Union Electric's knowledge, any of the individuals named in Schedule I hereto, owns any CIPSCO Common Stock.

          (c) Except as set forth above, neither Union Electric nor, to the best of Union Electric's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the CIPSCO Common Stock during the past 60 days.

          (d) So long as Union Electric has not purchased the CIPSCO Common Stock subject to the Option, Union Electric does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the CIPSCO Common Stock.

          (e)  Inapplicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the
          Issuer.
          -----------------------------------------------

          The Merger Agreement contains certain customary restrictions on the conduct of the business of the Company pending the Merger, including certain customary restrictions relating to the CIPSCO Common Stock. Except as provided in the

Merger Agreement, the CIPSCO Stock Option Agreement or the Confidentiality Agreement, or as set forth herein, neither Union Electric nor, to the best of Union Electric's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangement, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

   Exhibit  Description
   -------  -----------

      -1 Agreement and Plan of Merger, dated as of August 11, 1995, by and among Union Electric Company, CIPSCO Incorporated, Arch Holding Corp. and Arch Merger Inc. (Incorporated by reference to Exhibit 2(a) to Union Electric's Quarterly Report on Form 10-Q/A, Amendment No. 1, for the quarter ended June 30, 1995 (Commission File No. 1-
            2967).)

      -2 Stock Option Agreement, dated as of August 11, 1995, by and between CIPSCO Incorporated and Union Electric Company. (Incorporated by reference to Exhibit 10(a) to Union Electric's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (Commission File No. 1-2967).)

      -3 Stock Option Agreement, dated as of August 11, 1995, by and between Union Electric Company and CIPSCO Incorporated. (Incorporated by reference to Exhibit 3 to Union Electric's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (Commission File No. 1-
            2967).)

      -4 Press Release, dated August 14, 1995, relating to the transactions between Union Electric Company and CIPSCO Incorporated. (Incorporated by reference to Exhibit 99(a) to Union Electric's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (Commission File No. 1-2967).)

      -5 Confidentiality Agreement, dated as of June 21, 1995, between Union Electric Company and CIPSCO Incorporated.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  August 17, 1995

                              UNION ELECTRIC COMPANY

                                    By /s/ James C. Thompson
                                       ---------------------
                                       James C. Thompson
                                       Secretary

                                   SCHEDULE I
                                   ----------

                        DIRECTORS AND EXECUTIVE OFFICERS
                               OF UNION ELECTRIC


          The name, business address or residence, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Union Electric Company, a Missouri corporation ("Union Electric"), is set forth below. If no business address is given, the director's or officer's address is Union Electric Company, 1901 Chouteau Avenue, St. Louis, Missouri 63103. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Union Electric.


                  OFFICERS, MEMBERS OF THE BOARD OF DIRECTORS
                    AND ADVISORS TO THE BOARD OF DIRECTORS
                  -------------------------------------------

                                 Present Principal Occupation
Name                             or Employment and Address
----                             ------------------------------

Paul A. Agathen                  Vice President
                                 Environmental and
                                 Safety

M. Patricia Barrett              Vice President
                                 Corporate Communications
Jerre E. Birdsong                Treasurer

Donald E. Brandt                 Senior Vice President
                                 Finance and
                                 Corporate Services

Charles A. Bremer                Vice President
                                 Information Services

Donald W. Capone                 Vice President
                                 Engineering and
                                 Construction

                         Present Principal Occupation
Name                     or Employment and Address
----                     ----------------------------------




William J. Carr          Vice President
                         Customer Services -
                         Regional
                         Union Electric Company
                         101 Madison Street
                         Jefferson City, MO 65101

William E. Cornelius     Director of Union Electric;
                         Retired Chairman and CEO

Charles J. Dougherty     Adviser
                         Chemical Bank
                         11 West 51st Street
                         New York, NY  10019

Isaac B. Grainger        Adviser
                         Chemical Bank
                         11 West 51st Street
                         New York, NY  10019

Thomas A. Hays           Director of Union Electric;
                         Deputy Chairman,
                         The May Dept. Stores Co.
                         611 Olive Street
                         St. Louis, MO 63101

Thomas H. Jacobsen       Director of Union Electric;
                         Chairman, President
                         and CEO, Mercantile
                         Bancorporation
                         Inc.
                         One Mercantile Center
                         P.O. Box 524
                         St. Louis, MO 63166

William E. Jaudes        Vice President and
                         General Counsel

R. Alan Kelley           Vice President
                         Energy Supply

                         Present Principal Occupation
Name                     or Employment and Address
----                     ----------------------------------

Richard A. Liddy         Director of Union Electric;
                         Chairman, President
                         and CEO,
                         General American Life
                         Insurance Company
                         P.O. Box 396
                         St. Louis, MO 63166

Herbert W. Loeh          Vice President
                         Human Resources

John Peters MacCarthy    Director of Union Electric;
                         Retired Chairman
                         and CEO,
                         Boatmen's Trust Co.

Paul L. Miller, Jr.      Director of Union Electric;
                         President and CEO,
                         P.L. Miller & Assoc.
                         (Consultants)
                         The World Trade Center
                         121 South Meramec
                         Suite 1124
                         St. Louis, MO 63105

Michael J. Montana       Vice President
                         Industrial Relations

Charles W. Mueller       Director of Union Electric;
                         President, and Chief Executive
                         Officer

Joseph M. Pfeifer        Controller

Robert O. Piening        Senior Vice President
                         Power Operations

                         Present Principal Occupation
Name                     or Employment and Address
----                     ------------------------------

Robert H. Quenon         Director of Union
                         Electric;
                         Retired Chairman,
                         Peabody Holding Co.
                         7800 Forsyth Blvd., 6th Fl.
                         St. Louis, MO 63105

Gary L. Rainwater        Vice President
                         Corporate Planning

Garry L. Randolph        Vice President
                         Nuclear Operations

Harvey Saligman          Director of Union
                         Electric;
                         Retired Chairman,
                         INTERCO
                         #10 S. Brentwood
                         Suite 408
                         St. Louis, MO 63105

William A. Sanford       Vice President
                         Supply Service

Donald F. Schnell        Senior Vice President
                         Nuclear

Charles J. Schukai       Senior Vice President
                         Customer Services

Robert J. Schukai        Vice President
                         Power Plants

William C. Shores        Vice President
                         Customer Services -
                         Metropolitan

James C. Thompson        Secretary

                         Present Principal Occupation
Name                     or Employment and Address
----                     ---------------------------

Janet McAfee Weakley     Director of Union Electric;
                         President,
                         Janet McAfee, Inc.
                         (Real Estate)
                         9889 Clayton Road
                         St. Louis, MO 63124

Ronald C. Zdellar        Vice President
                         Customer Services -
                         Division Support

                               INDEX TO EXHIBITS


   Exhibit  Description
   -------  -----------

    -1 Agreement and Plan of Merger, dated as of August 11, 1995, by and among Union Electric Company, CIPSCO Incorporated, Arch Holding Corp. and Arch Merger Inc. (Incorporated by reference to Exhibit 2(a) to Union Electric's Quarterly Report on Form 10-Q/A, Amendment No. 1 for the quarter ended June 30, 1995 (Commission File No. 1-2967).)

    -2 Stock Option Agreement, dated as of August 11, 1995, by and between CIPSCO Incorporated and Union Electric Company. (Incorporated by reference to Exhibit 10(a) to Union Electric's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (Commission File No. 1-2967).)

    -3 Stock Option Agreement, dated as of August 11, 1995, by and between Union Electric Company and CIPSCO Incorporated. (Incorporated by reference to Exhibit 3 to Union Electric's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (Commission File No. 1-2967).)

    -4 Press Release, dated August 14, 1995, relating to the transaction between Union Electric Company and CIPSCO Incorporated.

            (Incorporated by reference to Exhibit 99(a) to Union Electric's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (Commission File No. 1-2967).)

    -5 Confidentiality Agreement, dated as of June 21, 1995, between Union Electric Company and CIPSCO Incorporated.